SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2013
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	BLACKBERRY REPORTS THIRD QUARTER RESULTS FOR FISCAL 2014

DOCUMENT 1

NEWS RELEASE
December 20, 2013
FOR IMMEDIATE RELEASE

BLACKBERRY REPORTS THIRD QUARTER RESULTS FOR FISCAL 2014

Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in wireless innovation, today reported financial results for the three months ended November 30, 2013 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q3 Highlights:

•	Company begins transition to operating unit structure: Enterprise Services, Messaging, QNX Embedded business and the Devices business

•	New organizational structure to drive greater focus on services and software, while establishing a more efficient business model for the Devices business

•
Enterprise Services: Company sees increasing penetration of BlackBerry Enterprise Service 10 (BES10) with over 30,000 commercial and test servers installed to date, up from 25,000 in September 2013; Company remains a mobile device management leader with global enterprise customer base exceeding 80,000

•
Messaging: Over 40 million newly registered iOS/Android users in the last 60 days; more than a dozen Android OEMs to preload BBM, including most recently LG;  over 250,000 BBM Channels created by global user base since launch of BBM Channels on BlackBerry, including large brands such as Coke Indonesia and USA Today; BBM is the most secure mobile messaging service for use in regulated enterprises

•	QNX Embedded Business: QNX to unveil new technology in automotive and cloud services at the 2014 International Consumer Electronics Show in January

•
Devices: Company strikes joint device development and manufacturing agreement with Foxconn; initial focus of partnership to be development of a consumer smartphone for Indonesia and other fast-growing markets in early 2014

•
Revenue for the third quarter of approximately $1.2 billion, compared to $1.6 billion in the previous quarter; Company recognizes revenue on approximately 1.9 million smartphones in the third quarter, compared to 3.7 million smartphones in the previous quarter

•
Company takes primarily non-cash, pre-tax charges of $4.6 billion associated with long-lived assets, inventory and supply commitments, and previously announced restructuring and strategic review process; GAAP loss from continuing operations of $4.4 billion, or $8.37 per share diluted, compared with a GAAP loss from continuing operations of $965 million, or $1.84 per share diluted, in the prior quarter

•
Adjusted loss from continuing operations for the third quarter, excluding charges, was $354 million, or $0.67 per share diluted, compared with adjusted loss from continuing operations of $248 million, or $0.47 per share diluted, in the prior quarter

•	Cash and investments balance of $3.2 billion; cash used in operations of $77 million

Q3 Results

Revenue for the third quarter of fiscal 2014 was approximately $1.2 billion, down $380 million or 24% from approximately $1.6 billion in the previous quarter and down 56% from $2.7 billion in the same quarter of fiscal 2013.  The revenue breakdown for the quarter was approximately 40% for hardware, 53% for services and 7% for software and other revenue.  During the third quarter, the Company recognized hardware revenue on approximately 1.9 million BlackBerry smartphones compared to approximately 3.7 million BlackBerry smartphones in the previous quarter. Most of the units recognized were BlackBerry 7 devices. During the quarter, approximately 4.3 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the third quarter and which reduced the Company’s inventory in channel.  Of the BlackBerry smartphones sold through to end customers in the third quarter, approximately 3.2 million were BlackBerry 7 devices.

GAAP loss from continuing operations for the quarter was $4.4 billion, or $8.37 per share diluted. The loss includes a non-cash, pre-tax charge against long-lived assets of approximately $2.7 billion (the “LLA Impairment Charge”), a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $1.6 billion (the “Q3 14 Inventory Charge”), and pre-tax restructuring, legal and financial advisory charges of approximately $266 million related to the Cost Optimization and Resource Efficiency (“CORE”) program and the strategic review process. This compares with a GAAP loss from continuing operations of $965 million, or $1.84 per share diluted in the prior quarter, and GAAP income from continuing operations of $14 million, or $0.03 per share diluted, in the same quarter last year.

Adjusted loss from continuing operations for the third quarter was $354 million, or $0.67 per share diluted. Adjusted loss from continuing operations and adjusted diluted loss per share exclude the impact of the LLA Impairment Charge of approximately $2.7 billion ($2.5 billion after tax), the Q3 14 Inventory Charge of approximately $1.6 billion ($1.3 billion after tax) and pre-tax restructuring and legal and financial advisory charges of approximately $266 million ($225 million after tax) related to the CORE program and strategic review process incurred in the third quarter of fiscal 2014. These impacts on GAAP loss from continuing operations and diluted loss per share from continuing operations are summarized in the table below.

The total of cash, cash equivalents, short-term and long-term investments was $3.2 billion as of November 30, 2013, compared to $2.6 billion at the end of the previous quarter. Cash flow used in operations in the third quarter was approximately $77 million. Cash flows provided by financing activities in the third quarter were approximately $991 million, including the proceeds from the issuance of debt.  Uses of cash included intangible asset additions of approximately $234 million and capital expenditures of approximately $46 million. Purchase obligations and commitments amounted to approximately $2.1 billion as at November 30, 2013, with purchase orders with contract manufacturers representing approximately $664 million of the total.

“With the operational and organizational changes we have announced, BlackBerry has established a clear roadmap that will allow it to target a return to improved financial performance in the coming year,” said John Chen, Executive Chairman and Chief Executive Officer of BlackBerry. “While our Enterprise Services, Messaging and QNX Embedded businesses are already well-positioned to compete in their markets, the most immediate challenge for the Company is how to transition the Devices operations to a more profitable business model.”

Chen added: “We have accomplished a lot in the past 45 days, but still have significant work ahead of us as we target improved financial performance next year. However, the Company is financially strong, has a broad and trusted product portfolio to work with, a talented employee base and a new leadership team dedicated to implementing our new roadmap.”

BlackBerry Announces Five-Year Strategic Partnership with Foxconn

The Company announced today that it has entered into a five-year strategic partnership with Foxconn, the world’s largest manufacturer of electronic products and components. Under this new relationship, Foxconn will jointly develop and manufacture certain new BlackBerry devices and manage the inventory associated with those devices.  The initial focus of the partnership will be a smartphone for Indonesia and other fast-growing markets targeting early 2014.

“This partnership demonstrates BlackBerry’s commitment to the device market for the long-term and our determination to remain the innovation leader in secure end-to-end mobile solutions,” said Chen. “Partnering with Foxconn allows BlackBerry to focus on what we do best – iconic design, world-class security, software development and enterprise mobility management – while simultaneously addressing fast-growing markets leveraging Foxconn’s scale and efficiency that will allow us to compete more effectively.”

BlackBerry will own all of its intellectual property and perform product assurance on devices through the Foxconn partnership, as it does currently with all third-party manufacturers.

“BlackBerry is an iconic brand with great technology and a loyal international fan base,” said Terry Gou, Founder and Chairman, Foxconn.  “We are pleased to be working with BlackBerry as it positions itself for future growth and we look forward to a successful strategic partnership in which Foxconn will jointly develop and manufacture new BlackBerry devices in both Indonesia and Mexico for new and existing markets.”

BlackBerry will focus heavily, via internal development, on market segments where its continuous innovations in secure hardware, software and services remain critical and integral to enterprise and government customers. BlackBerry also intends to drive adoption of its multi-platform BBM, deliver real-time, reliable and secure messaging through its Network Operations Center (NOC), and grow its enterprise mobility and mobile device management business through on-premise and cloud-based solutions for cross-platform devices as well as its own.

Outlook

In the fourth quarter, the Company anticipates maintaining its strong cash position and further reducing operating expenses as it continues to implement its previously-announced cost reduction program.

Reconciliation of GAAP gross margin, gross margin percentage, loss from continuing operations before income taxes, loss from continuing operations and diluted loss per share from continuing operations to adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before income taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations:
(United States dollars, in millions except per share data)

	Gross Margin(1) (before taxes)	Gross Margin %(1) (before taxes)	Loss from continuing operations before income taxes	Loss from Continuing Operations	Diluted loss per share from continuing operations
As reported	$(1,264)	(106%)	$(5,025)	$(4,401)	$(8.37)
Adjustments:
CORE charges (2)	76	6%	266	225	0.43
LLA Impairment Charge			2,748	2,475	4.71
Q314 Inventory Charge (3)	1,592	133%	1,592	1,347	2.56
Adjusted	$404	34%	$(419)	$(354)	$(0.67)
____________

Note: Adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before tax, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the third quarter of fiscal 2014, the Company reported GAAP gross margin of $(1.3) billion or (106%) of revenue.  Excluding the impact of the Q3 14 Inventory Charge and CORE charges included in cost of sales, the adjusted gross margin was $404 million, or 34%.

(2)
As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. Further, the Company announced the formation of a special committee to conduct an organizational strategic review on August 12, 2013. During the third quarter of fiscal 2014, the Company incurred charges related to the CORE program and strategic review process of approximately $266 million pre-tax, or $225 million after tax. Substantially all of the pre-tax charges are related to one-time employee termination benefits, facilities and manufacturing costs related to the CORE program and legal and financial advisory costs related to the strategic review process. During the third quarter of fiscal 2014, charges of approximately $76 million were included in cost of sales, charges of approximately $37 million were included in research and development and charges of approximately $153 million were included in selling, marketing, and administration expenses.

(3)
During the third quarter of fiscal 2014 the Company performed a long-lived asset impairment test and based on the results of that test, the Company recorded a non-cash LLA Impairment Charge of approximately $2.7 billion pre-tax, or $2.5 billion after tax.

(4)
During the third quarter of fiscal 2014, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $1.6 billion, or $1.3 billion after tax, which is primarily attributable to BlackBerry 10 devices.

Supplementary Geographic Revenue Breakdown

Blackberry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended

	November 30, 2013		August 31, 2013		June 1, 2013		March 2, 2013		December 1, 2012
North America	$340	28.5%	$414	26.3%	$761	24.8%	$587	21.9%	$647	23.7%
Europe, Middle East and Africa	549	46.0%	686	43.6%	1,343	43.7%	1,227	45.8%	1,160	42.5%
Latin America	135	11.3%	196	12.5%	449	14.6%	479	17.9%	535	19.6%
Asia Pacific	169	14.2%	277	17.6%	518	16.9%	385	14.4%	385	14.1%
Total	$1,193	100.0%	$1,573	100.0%	$3,071	100.0%	$2,678	100.0%	$2,727	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4612570# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET January 3, 2014.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s plans, strategies and objectives, and the anticipated opportunities and challenges in fiscal 2014; BlackBerry’s expectations with respect to the sufficiency of its financial resources, including the anticipated receipt of a significant income tax refund in the first half of fiscal 2015; BlackBerry’s expectations regarding new product initiatives and their timing, including BlackBerry Enterprise Service 10, BlackBerry 10 smartphones and BlackBerry Messenger cross-platform for Android and iPhone; BlackBerry’s plans and expectations regarding its existing and new service offerings, assumptions regarding its service revenue model, and the anticipated levels of decline in service revenue in the fourth quarter of fiscal 2014; anticipated demand for, and BlackBerry’s plans and expectations relating to its BlackBerry 7 and 10 smartphones, including programs to drive sell-through of these smartphones; BlackBerry’s on-going efforts to streamline its operations and its expectations relating to the benefits of its CORE program and similar strategies; BlackBerry’s plans to reduce operating expenditures by approximately 50% by the end of the first quarter of fiscal 2015, including the continued implementation of a workforce reduction of approximately 4,500 positions; BlackBerry’ plans and expectations regarding marketing and promotional programs; BlackBerry’s estimates of purchase obligations and other contractual commitments; and assumptions and expectations described in BlackBerry’s critical accounting estimates and accounting policies.  The terms and phrases “expects”, “believe”,

“focused”, “getting”, “opportunities”, “we are seeing”, “continuing”, “drive”, “improve”, “should”, “will”, “increasing”, “anticipated”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, and BlackBerry’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources.  Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks related to BlackBerry’s ability to implement and realize the benefits of its strategic initiatives, including a return to its core strength of enterprise and security, changes to the Devices Business, including the new partnership with Foxconn, and the transition to an operating unit organizational structure consisting of Enterprise Services, Messaging, QNX Embedded Business and the Devices Business; the risk that uncertainty relating to BlackBerry’s recently completed strategic review process, operational restructuring, recent management changes and workforce reductions may adversely impact BlackBerry’s business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees; BlackBerry’s ability to maintain existing enterprise customer relationship and to transition such customers to the BES10 platform and deploy BlackBerry 10 smartphones, and the risk that current BES10 test installations may not convert to commercial installations; risks related to BlackBerry’s ability to implement and to realize the benefits of its operational restructuring initiatives, including its CORE program, and its ability to continue to realize cost reductions in the future, including the on-going efforts to reduce operating expenditures by 50% and to continue to implement a workforce reduction of approximately 4,500 positions by the end of the first quarter of fiscal 2015; BlackBerry’s ability to adapt to, and realize the anticipated benefit of, recent management changes; risks related to BlackBerry’s ability to offset or mitigate the impact of the decline in its service access fees on its consolidated revenue by developing an integrated services and software offering; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; BlackBerry’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to BlackBerry changing manufacturers or reducing the number of manufacturers or suppliers it uses; BlackBerry’s ability to maintain its existing relationships with its carrier partners and distributors; BlackBerry’s ability to maintain or increase its liquidity, its existing cash balance, to access existing or potential alternative sources of funding and the sufficiency of its financial resources; BlackBerry’s ability to manage inventory and asset risk and the potential for additional charges related to its inventory; potential charges relating to the impairment of intangible assets recorded on BlackBerry’s balance sheet; BlackBerry’s ability to successfully maintain and enhance its brand; risks associated with BlackBerry’s foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions; risks related to litigation, including litigation claims arising from BlackBerry’s practice of providing forward-looking guidance; security risks; risks related to intellectual property rights; BlackBerry’s ability to expand and manage BlackBerry® World™; reliance on strategic alliances with third-party network infrastructure developers, software platform vendors and service platform vendors; risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; BlackBerry’s reliance on suppliers of functional components for its products and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; risks related to government regulations, including regulations relating to encryption technology; BlackBerry’s reliance on third-party manufacturers; potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; government regulation of wireless spectrum and radio frequencies; risks related to economic and geopolitical conditions; risks associated with acquisitions; foreign exchange risks; and difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s  Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s  MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, Company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the nine months ended
	November 30, 2013	August 31, 2013	December 1, 2012	November 30, 2013	December 1, 2012

Revenue	$1,193	$1,573	$2,727	$5,837	$8,396
Cost of sales	2,457	1,947	1,897	6,433	6,036
Gross margin	(1,264)	(374)	830	(596)	2,360

Gross margin %	(106.0% )	(23.8% )	30.4%	(10.2% )	28.1%

Operating expenses
Research and development	322	360	393	1,040	1,126
Selling, marketing and administration	543	527	487	1,743	1,589
Amortization	148	171	180	499	533
Impairment of long-lived assets	2,748	-	-	2,748	-
Impairment of goodwill	-	-	-	-	335
	3,761	1,058	1,060	6,030	3,583

Operating loss	(5,025)	(1,432)	(230)	(6,626)	(1,223)

Investment income (loss), net	-	(6)	18	(1)	21

Loss from continuing operations before income taxes	(5,025)	(1,438)	(212)	(6,627)	(1,202)

Recovery of income taxes	(624)	(473)	(226)	(1,177)	(480)

Income (loss) from continuing operations	(4,401)	(965)	14	(5,450)	(722)

Loss from discontinued operations, net of tax	-	-	(5)	-	(22)

Net income (loss)	$(4,401)	$(965)	$9	$(5,450)	$(744)

Earnings (loss) per share

Basic and diluted earnings (loss) per share from continuing operations	(8.37)	(1.84)	0.03	(10.39)	(1.38)

Basic and diluted loss per share from discontinued operations	-	-	(0.01)	-	(0.04)

Total basic and diluted earnings (loss) per share	$(8.37)	$(1.84)	$0.02	$(10.39)	$(1.42)

Weighted-average number of common shares outstanding (000’s)
Basic	525,656	524,481	524,160	524,766	524,160
Diluted	525,656	524,481	524,852	524,766	524,160
Total common shares outstanding (000's)	526,184	524,639	524,160	526,184	524,160

BlackBerry Limited
Incorporated under the Laws of Ontario
 (United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	November 30, 2013	March 2, 2013

Assets
Current
Cash and cash equivalents	$2,274	$1,549
Short-term investments	788	1,105
Accounts receivable, net	1,242	2,353
Other receivables	151	272
Inventories	254	603
Income taxes receivable	299	597
Other current assets	623	469
Deferred income tax asset	31	139
Assets held for sale	192	280
	5,854	7,367

Long-term investments	130	221
Property, plant and equipment, net	1,070	2,147
Intangible assets, net	1,342	3,430
	$8,396	$13,165

Liabilities
Current
Accounts payable	$750	$1,064
Accrued liabilities	1,888	1,842
Deferred revenue	699	542
	3,337	3,448

Long-term debt	994	-
Deferred income tax liability	25	245
Income taxes payable	9	12
	4,365	3,705

Shareholders’ Equity
Capital stock and additional paid-in capital	2,403	2,431
Treasury stock	(183)	(234)
Retained earnings	1,817	7,267
Accumulated other comprehensive income loss	(6)	(4)
	4,031	9,460
	$8,396	$13,165

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the nine months ended
	November 30, 2013	December 1, 2012

Cash flows from operating activities
Loss from continuing operations	$(5,450)	$(722)
Loss from discontinued operations	-	(22)
Net loss	(5,450)	(744)

Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	1,067	1,524
Deferred income taxes	(114)	(15)
Income taxes payable	(3)	2
Stock-based compensation	50	63
Impairment of long-lived assets	2,748	-
Impairment of goodwill	-	335
Other	97	25
Net changes in working capital items	2,010	903
Net cash provided by operating activities	405	2,093

Cash flows from investing activities
Acquisition of long-term investments	(228)	(200)
Proceeds on sale or maturity of long-term investments	283	180
Acquisition of property, plant and equipment	(241)	(325)
Acquisition of intangible assets	(837)	(770)
Business acquisitions, net of cash acquired	(7)	(105)
Acquisition of short-term investments	(1,149)	(837)
Proceeds on sale or maturity of short-term investments	1,537	392
Net cash used in investing activities	(642)	(1,665)

Cash flows from financing activities
Issuance of common shares	1	-
Tax deficiencies related to stock-based compensation	(12)	(10)
Purchase of treasury stock	(16)	(25)
Issuance of debt	1,000	-
Net cash provided by (used in) financing activities	973	(35)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(11)	1

Net increase in cash and cash equivalents for the period	725	394
Cash and cash equivalents, beginning of period	1,549	1,516
Cash and cash equivalents, end of period	$2,274	$1,910

As at	November 30, 2013	August 31, 2013

Cash and cash equivalents	$2,274	$1,181
Short-term investments	788	1,163
Long-term investments	130	225
	$3,192	$2,569

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 20, 2013	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer